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                                                              Exhibit 99.(a)(10)

IMPAC MORTGAGE HOLDINGS
(AMEX: IMH)
                                 NEWS RELEASE

                             FOR IMMEDIATE RELEASE

                    IMPAC MORTGAGE HOLDINGS, INC. ANNOUNCES
                               THE AVERAGE PRICE
                   IN CONNECTION WITH ITS OFFER TO EXCHANGE
                        SENIOR SUBORDINATED DEBENTURES
                        FOR SHARES OF ITS COMMON STOCK

Tuesday, March 23, 1999

Newport Beach, CA - Impac Mortgage Holdings, Inc. (the "Company" or "IMH": AMEX -IMH), a Maryland corporation being taxed as a Real Estate Investment Trust ("REIT"), today announced that the Average Price of its common stock is $4.75 for purposes of its offer to exchange up to $35 million aggregate principal amount of its 11% Senior Subordinated Debentures due February 15, 2004 for up to 5,000,000 shares of its common stock (including the associated preferred share purchase rights). The Average Price was determined as set forth in the Company's offering circular dated February 24, 1999 (the "Offering Circular") relating to the exchange offer and is the average closing sales price of the shares as reported by the American Stock Exchange for the two trading day period ending two trading days prior to the expiration date of the exchange offer.

The exchange offer is set to expire at 5:00 p.m., New York City time, Friday, March 26, 1999, unless extended. Once the offer expires, the exchange price will be established, and the proration of shares, if necessary, will be determined. The Company will announce the number of shares accepted for exchange after a complete review of all exchange offer documentation.

The exchange offer is being made by means of the Offering Circular and Letter of Transmittal, copies of which may be obtained from the information agent, D.F. King & Co., Inc. at (212) 269-5550 or (800) 848-2998.

For further information, please call:
Investor Relations
Thom Singha         (949) 475-3721